Exhibit 99.1

St. John’s, Newfoundland and Labrador (October 11, 2016)

Fortis Inc. to Commence Trading on New York Stock Exchange

Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) announced today that it expects its common shares will commence trading on the New York Stock Exchange (“NYSE”) on or about October 14, 2016 under the ticker symbol “FTS.”  Fortis will retain its listing on the Toronto Stock Exchange (“TSX”) under the symbol “FTS.”

Fortis announced its intention to list on the NYSE earlier this year in connection with the agreement and plan of merger pursuant to which Fortis will acquire ITC Holdings Corp. (“ITC”) in a transaction valued at approximately US$11.3 billion.   The transaction is expected to close on or about October 14, 2016.  Fortis received approval to list on the NYSE on May 6, 2016.  Following the closing of the merger with ITC, approximately 60% of the Corporation’s assets will be located in the United States.

“We are excited to see the Fortis ticker run across the NYSE screens, improving access for a broader group of investors and trading activity for Fortis shares in the U.S.,” said Barry Perry, President and Chief Executive Officer of Fortis.

The Corporation will celebrate its listing by ringing the NYSE Opening Bell on Tuesday, October 18, 2016.

About Fortis:

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion as of June 30, 2016 and revenue of CAD$6.7 billion for the fiscal year 2015. As of June 30, 2016, the Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis includes forward-looking statements in this news release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this news release reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities.  Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: statements related to the acquisition of ITC, the combined company’s assets and the expected timing of the closing of the acquisition.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to failure to complete the acquisition and the timing thereof, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission.  Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323